3/16/2004

04002061

SEC[illegible] COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38631 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gardner Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10901 Red Circle Drive, Suite 360
(No. and Street)

Minnetonka (City) MN (State) 55343 (Zip Code)

FEB 24 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry O. Bumgardner, President 952-935-4601
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kisch & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

1303 South Frontage Road (Address) Hastings (City) MN (State) 55033 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Larry O. Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDNER FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS WITH
SUPPORTING DATA REQUIRED BY THE SEC

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

**Lewis, Kisch & Associates, Ltd.**
*CERTIFIED PUBLIC ACCOUNTANTS*
1303 South Frontage Road
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
John T. Kisch, C.P.A.
Carol J. Sailer, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: lewiskisch@aol.com

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Gardner Financial Services, Inc.

We have audited the accompanying statements of financial condition of Gardner Financial Services, Inc. (an S corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Financial Services, Inc. at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules following the notes to financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Lewis, Kisch & Associates, Ltd.

January 24, 2004

## STATEMENTS OF FINANCIAL CONDITION

## DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and Equivalents | $ 28 322 | $ 19 299 |
| Cash on Deposit with Clearing Organization | 10 000 | 10 000 |
| Commissions Receivable | 45 182 | 29 232 |
| Total Current Assets | 83 504 | 58 531 |
| Other | | |
| Investments | 123 130 | 75 719 |
| Other Assets | 664 | 749 |
| Total Other Assets | 123 794 | 76 468 |
| Total Assets | 207 298 | 134 999 |
| **LIABILITIES** | | |
| Current | | |
| Commissions Payable | 37 766 | 27 185 |
| Accounts and Accruals Payable | 57 844 | 18 511 |
| Total Current Liabilities | 95 610 | 45 696 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 535,000 Shares for 2003 and 540,000 for 2002 | 5 350 | 5 400 |
| Additional Paid-In Capital | 49 138 | 31 013 |
| Retained Earnings | 57 200 | 52 890 |
| Total Stockholders' Equity | 111 688 | 89 303 |
| Total Liabilities and Stockholders' Equity | 207 298 | 134 999 |

See accompanying notes to financial statements.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| Revenue | | |
| Commissions | $1 159 725 | $1 154 854 |
| Other | 32 285 | (14 759) |
| Total Revenue | 1 192 010 | 1 140 095 |
| Expenses | | |
| Payroll and Related Taxes | 146 718 | 125 060 |
| Advertising and Promotion | 2 300 | 1 745 |
| Commissions Expense | 909 830 | 896 725 |
| License and Registration Fees | 300 | 300 |
| Office Expense | 24 153 | 17 534 |
| Leasing and Vehicle | 10 592 | 10 517 |
| Meals and Entertainment | 671 | 972 |
| Professional Fees | 18 646 | 14 763 |
| Recruiting | 1 751 | 7 526 |
| Office Rent | 23 843 | 25 780 |
| Telephone | 8 095 | 8 200 |
| Travel and Conferences | 1 535 | 2 641 |
| Insurance, Equipment and Other | 23 666 | 8 122 |
| Total Expenses | 1 172 100 | 1 119 885 |
| Net Income | 19 910 | 20 210 |

*See accompanying notes to financial statements.*

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2001 | $5 400 | $31 013 | $70 780 | $107 193 |
| Net Income for the Year | | | 20 210 | 20 210 |
| Shareholder Draws | | | (38 100) | (38 100) |
| Balance, December 31, 2002 | 5 400 | 31 013 | 52 890 | 89 303 |
| Shareholder Withdrawal | (50) | (4 950) | | (5 000) |
| Net Income for the Year | | | 19 910 | 19 910 |
| Contributed Capital | | 23 075 | | 23 075 |
| Shareholder Draws | | | (15 600) | (15 600) |
| Balance, December 31, 2003 | 5 350 | 49 138 | 57 200 | 111 688 |

See accompanying notes to financial statements.

## STATEMENTS OF CASH FLOWS

## YEARS ENDED DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| Cash Flows from (to) Operating Activities | | |
| Net Income | $19 910 | $20 210 |
| Adjustments to Reconcile Net Income to Net Cash from Operating Activities: | | |
| Unrealized Securities (Gains) Loss | (32 612) | 15 729 |
| Decrease (Increase) in Receivables | (15 950) | 20 208 |
| Decrease (Increase) in Other Assets | 85 | (387) |
| Increase (Decrease) in Commissions Payable | 10 581 | (15 172) |
| Increase (Decrease) in Accounts and Accruals Payable | 39 333 | (5 067) |
| Net Cash from Operating Activities | 21 347 | 35 521 |
| Cash Flows from (to) Investing Activities | | |
| Purchase of Securities | (22 750) | (3 198) |
| Sale of Securities | 7 951 | |
| Net Cash (to) Investing Activities | (14 799) | (3 198) |
| Cash Flows from (to) Financing Activities | | |
| Distributions | (20 600) | (38 100) |
| Contributed Capital | 23 075 | |
| Net Cash from (to) Financing Activities | 2 475 | (38 100) |
| Net Increase (Decrease) in Cash and Equivalents | 9 023 | (5 777) |
| Cash and Equivalents, Beginning of Year | 19 299 | 25 076 |
| Cash and Equivalents, End of Year | 28 322 | 19 299 |

See accompanying notes to financial statements.

## 1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker/dealer that maintains its headquarters and trading office in the Minneapolis suburb of Minnetonka, Minnesota. The Company sells primarily mutual funds and other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the State of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASDR). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is also required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors. The Company is related by a common shareholder to Gardner Advisors, Inc., a Registered Investment Advisor.

RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc., maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund partnership and annuity accounts are maintained by the individual sponsoring companies.

## 2. Summary of Significant Accounting Policies

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement day basis, based on documentation received from the clearing entity and processed by the firm.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Accounting Estimates – Management uses estimates and assumptions in preparing its financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual financial results could differ from those estimates.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. Cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities. Because of this arrangement, no allowance for doubtful accounts is necessary.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

**3. Rule 15c3-3 Exemption**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

**4. Operating Leases**

The Company leases office space under a three year lease beginning September, 2003. The annual rental for the years ended December 31, 2003 and 2002 was $23,800 and $25,780, respectively. The monthly lease expense will be $2,480 through August, 2006.

The Company leases two vehicles. The lease expense for the years ended December 31, 2003 and 2002 was $10,592 and $10,517, respectively. The lease expense for 2004 and thereafter will be similar to 2003.

**5. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $90,827, which was $40,827 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2003, was 1.05 to 1. At December 31, 2002, the Company had net capital of $72,453, which was $22,453 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2002 was .63 to 1.

**6. Investments**

The Company owns a portfolio of investments as follows:

| | 2003 | 2002 |
|---|---|---|
| Mutual Fund Investments at Fair Market Value | $118 042 | $73 320 |
| Money Market Account | 5 088 | 2 399 |
| Total | 123 130 | 75 719 |

Annual gain and loss is recorded as part of other income. The Company had realized gains and reinvested dividends of $3,358 and unrealized gains of $32,612 for the year ended December 31, 2003. The Company had realized gains and reinvested dividends of $892 and unrealized losses of $15,729 for the year ended December 31, 2002.

**7. Related Party Transactions**

The Company receives reimbursement from its related party, Gardner Advisors, Inc. for administrative salary expenses. The reimbursement for the years ended December 31, 2003 and 2002, was $23,300 and $25,300, respectively.

# SUPPLEMENTARY SCHEDULES

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### YEAR ENDED DECEMBER 31, 2003

| | | | |
|---|---|---|---|
| 1. | Total Ownership Equity | | $111 688 |
| 2. | Deduct Ownership Equity Not Allowable for Net Capital | | |
| 3. | Total Ownership Equity Qualified for Net Capital | | 111 688 |
| 4. | Add: | | |
| | A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital | | |
| | B. Other (Deductions) or Allowable Credits | | |
| 5. | Total Capital and Allowable Subordinated Liabilities | | 111 688 |
| 6. | Deductions and/or Changes: | | |
| | A. Total Non-Allowable Assets from Balance Sheet | $ 3 054 | |
| | B. Secured Demand Note Deficiency | | |
| | C. Commodity Futures Contracts and Spot Commodities Proprietary Capital Changes | | |
| | D. Other Deductions and Charges | | |
| | E. Total Deductions and Charges | | 3 054 |
| 7. | Other Additions and/or Allowable Credits | | |
| 8. | Net Capital Before Haircuts on Securities Positions | | 108 634 |
| 9. | Haircuts on Securities: | | |
| | A. Contractual Securities Commitments | | |
| | B. Subordinated Securities Borrowings | | |
| | C. Trading and Investment Securities | | |
| | 1. Exempted Securities | | |
| | 2. Debt Securities | | |
| | 3. Options | | |
| | 4. Other Securities | | 17 807 |
| | D. Undue Concentration | | |
| | E. Other Concentration | | |
| 10. | Net Capital | | 90 827 |
| | Computation of Aggregate Indebtedness: | | |
| | Total Aggregate Indebtedness Liabilities from Balance Sheet | 95 610 | |
| | Total Aggregate Indebtedness | 95 610 | |
| | Computation of Basic Net Capital Requirement: | | |
| | Capital Requirements: | | |
| | $50,000 or 6⅔ of Aggregate Indebtedness, Whichever is Greater | | 50 000 |
| | Net Capital in Excess of Requirements | | 40 827 |
| | Net Capital as Above | | 90 827 |
| | Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness) | | 81 266 |
| | Ratio: Aggregate Indebtedness to Net Capital | | 1.05 to 1 |

COMPUTATION FOR RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2003

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2003.

**Computations for Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2003**

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 is not applicable.

**Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2003**

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of December 31, 2003) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:

   **Not Applicable**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003 excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3:

   **Not Applicable**

**Lewis, Kisch & Associates, Ltd.**
*CERTIFIED PUBLIC ACCOUNTANTS*
1303 South Frontage Road
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
John T. Kisch, C.P.A.
Carol J. Sailer, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: lewiskisch@aol.com

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Gardner Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gardner Financial Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

*Our consideration of internal control would not necessarily disclose all matters in internal control* that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Lewis, Kisch & Associates

January 24, 2004